Pinnacle[SM]

FINANCIAL PARTNERS

INC

ARIS

P.E.
12-31-01

2001 ANNUAL REPORT

PINNACLE MISSION

To provide extraordinary products, service and financial advice enthusiastically and confidently at a level superior to all other financial service providers.

To provide a rewarding and meaningful experience for associates in an exciting and challenging work environment where ideas are shared and valued with emphasis placed on continuing learning opportunities and a balance of life.

To be a positive and active role model in our communities.

To increase shareholder wealth by consistently outperforming comparable peers.

Letter to Shareholders

Dear Fellow Shareholders:

Results in 2001 have again validated our decision to create a new financial services firm that is "more than a bank." In a year characterized by economic volatility and unparalleled events, including eleven rate cuts from the Federal Reserve and a 710 point decline in the Dow Jones Industrial Index, Pinnacle grew almost twice as fast as initially projected.

As of December 31, 2001, our balance sheet had grown to $175 million in total assets, including approximately $163 million in earning assets and $133 million in deposits. According to FDIC report data as of December 31, 2001, Pinnacle had climbed to third among the 85 commercial banks chartered in the United States during the last half of 2000 in terms of total assets, net-interest income and non-interest income. Demonstrating that Pinnacle really is "more than a bank," Pinnacle Asset Management finished the year with $136 million in brokerage assets, making us the top performing financial services firm in terms of new assets under management among the 32 institutions across the country utilizing Legg Mason for broker/dealer support services.

In October 2001, Pinnacle successfully completed a private placement offering of $3.6 million of the company's common stock to fund continued growth. This second round of equity capital is in addition to the $19.1 million Pinnacle raised in its initial public offering in 2000, which was the largest de-novo capitalization of a national bank in Tennessee.

Our determination to deliver unparalleled advice and distinctive service to clients remains constant. Our strategy to hire only very seasoned professionals has given our clients a team of experts to assist them with virtually all of their financial service needs.

In 2001, we began surveying our clients in a variety of ways to understand how they view their relationship with Pinnacle. We have been very pleased to learn the extent to which we are exceeding their expectations and that they are indeed experiencing a very different relationship than the one they previously had with traditional banks and brokerages.

In addition to our focus on advice and service, we assured that our clients had an increasing number of delivery options:

- In October 2001, we opened our third office. It is located in the Green Hills area of Nashville. We also made plans to open a loan production office in the Rivergate area of Nashville that actually opened in the first quarter of 2002.
- We have continued to upgrade and expand our delivery options through online banking and online brokerage services for individuals and small businesses. Pinnacle's online service continues to be preferred over larger bank systems for its ease-of-use, dependability, speed and functionality. As of December 31, 2001, more than 20 percent of Pinnacle's business clients were using the service on a regular basis, almost twice the national average.
- We have seen rapid escalation in the number of business clients using our courier service for pick-up and delivery of deposits and other documents as they become familiar with the process and experience the convenience.
- Clients have been able to access account information and funds in ATMs across the world. The Pinnacle CheckCard is accepted anywhere that accepts VISA. It also serves as an ATM card in the MoneyBelt, Pulse and PLUS ATM networks.

Last, but not least, we have remained focused on delivering superior results to our shareholders. In 2001, we saw our price per share rise 71 percent and experienced our first profitable quarter well in advance of our original plan. After 14 months of operation, we are confident we have the strategy, plan, team and services in place to outperform our peers and to provide the strong, steady results expected by our shareholders for years to come.

Thank you for your continued support of Pinnacle Financial Partners, Inc. We welcome your questions, your feedback and your visits at any time.

Sincerely,

M. Terry Turner
President and Chief Executive Officer

Robert A. McCabe, Jr.
Chairman

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PINNACLE FINANCIAL PARTNERS, INC.

2001 Annual Report to Shareholders

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The Company may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other financial institutions operating in the Company's market area and elsewhere, including institutions operating through the Internet, changes in accounting standards and policies, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. The Company cautions that such factors are not exclusive. The Company does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to the Company.

BUSINESS INFORMATION

Pinnacle Financial Partners, Inc. (the "Company") is a bank holding company which owns 100% of the capital stock of Pinnacle National Bank (the "Bank"), a national bank operating in the Nashville, Tennessee metropolitan area. The Company was incorporated in Tennessee on February 28, 2000. The Bank commenced operations on October 27, 2000.

PRIMARY SERVICE AREA

The Bank's primary service area, which comprises the Nashville Metropolitan Statistical Area, includes the following counties:

- Cheatham County
- Davidson County
- Dickson County
- Robertson County
- Rutherford County
- Sumner County
- Williamson County
- Wilson County

This area represents a geographic area that covers approximately 4,000 square miles and a population in excess of one million people.

The Bank's main office is located in Nashville's central business district in downtown Nashville. The downtown market consists of a variety of commercial establishments and entertainment venues. The Company believes that the downtown area is an important location for financial institutions requiring visibility within Nashville's prominent commercial and private banking markets. Accordingly, the Company and the Bank believe that this location is well suited for the Bank's primary business development efforts.

In November 2000, the Bank opened a branch office in Brentwood and in September 2001 opened a second branch office in the Green Hills area of Nashville. Subject to regulatory approvals, the Bank intends to open a third branch office in the Rivergate/Hendersonville area of Nashville in 2002. Management believes these additional offices have and will strengthen the Bank's market presence, allowing the Bank to grow its customer base more rapidly.

LOCAL ECONOMY AND COMPETITION

The economic success of the Bank's primary service area depends heavily upon the economic viability of the metropolitan Nashville, Tennessee area. Nashville is the capital of Tennessee and a city that the Company believes is an important transportation, business and tourism center within the United States. Additionally, the metropolitan Nashville area has attracted a number of significant business relocations resulting in an expansion of its labor force into many different industry sectors.

In a recent analysis of U.S. Census data, prepared by Lehman Brothers, the Nashville MSA ranked 18th of all MSA's in the United States in population growth during the 1990's and is projected to remain in the top 20 in future population growth for the period from 2000 to 2005. More importantly, the Nashville MSA ranked 4th in per capita income growth during the 1990's and is projected to remain in the top four in per capita income growth for the next five years. Management believes that the Nashville economy will continue to be a high-growth market and thus will provide significant opportunities to the Company in the future.

As to the Company's competition, the deposit base of the Company's primary market area is controlled by large, multi-state banks headquartered outside of Nashville, which include AmSouth (headquartered in Birmingham, Alabama), Bank America (headquartered in Charlotte, North Carolina), USBancorp/Firstar (headquartered in Milwaukee, Wisconsin), SunTrust (headquartered in Atlanta, Georgia) and Union Planters (headquartered in Memphis, Tennessee). Although these large, multi-state institutions are well established in the area, the majority of the community banks in the primary service area have been able to increase their deposit market share in recent years at the expense of the larger, multi-state banks.

The Company believes the general trends indicate that large, multi-state competitors in the Bank's primary market area are losing relative deposit market share to their community bank competitors. Management also believes that positioning the Bank solely as a community bank will not be enough to compete in today's financial industry. In the wake of modern technology and the prosperity of the United States' financial markets over the past decade, banking clients have generally become more sophisticated in their approach to selecting financial services providers. The Company believes that the most important criteria to the Bank's targeted clients when selecting a bank is their desire to receive exceptional customer service while being able to enjoy convenient access to a broad array of sophisticated financial products. Additionally, when presented with a choice, management believes that many of the Bank's targeted clients would prefer to deal with a locally-owned institution headquartered in Nashville, like the Bank, as opposed to a large, multi-state bank, where many important decisions regarding a client's financial affairs are made elsewhere.

PRODUCTS AND SERVICES

The Company, through the Bank, offers a variety of products and services to its clients, as follows:

- Lending Services. The Bank offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional concerns.

    - COMMERCIAL LOANS. The Bank's commercial clients borrow for a variety of purposes and in a variety of ways. The terms of these loans will vary by purpose and by type of any underlying collateral and include equipment loans and working capital loans. Commercial loans may be unsecured, secured by accounts receivable or by other business assets. The Bank also offers a variety of commercial real estate loans, residential real estate loans and real estate construction and development loans.

    - CONSUMER LOANS. The Bank offers a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and home equity lines of credit.

- Deposit Services. The Bank seeks to establish a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. To attract deposits, the Bank features a broad product line and competitive rates and services. The primary sources of deposits are residents of, and businesses and their employees located in, the Nashville, Tennessee metropolitan area. The Bank obtains these deposits through personal solicitation by its officers and directors, direct mail solicitations and advertisements published in the local media.

- Investment Sales. The Bank has entered into a strategic alliance with LM Financial Partners, Inc., a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public from the Bank's locations. As a result, the Bank offers, through LM Financial Partners, non-FDIC insured investment products in order to assist the Bank's clients in achieving their financial objectives consistent with their risk tolerances. Specifically, the Bank's suite of investment products includes:

    - *Mutual Funds*
    - *Variable Annuities*
    - *Money Market Instruments*
    - *Treasury Securities*
    - *Bonds*
    - *Asset Management Accounts*
    - *Fixed Annuities*
    - *Stocks*
    - *Financial Planning*
    - *Unit Investment Trusts*
    - *Listed Options*

    All of the financial products listed above are offered by LM Financial Partners from the Bank's main office and its other offices in Brentwood and Green Hills. Additionally, management believes that the brokerage and investment advisory program offered by LM Financial Partners complements the Bank's general banking business, and further supports its business philosophy and strategy of delivering to our clients those products and services that meet their financial needs.

- Other Services. Given client demand for increased convenience in accessing banking and investment services, the Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and internet banking, debit cards, direct deposit and cash management services for small- to medium-sized businesses. Additionally, the Bank is associated with a nationwide network of automated teller machines that our clients are able to use throughout Tennessee and other regions. In some cases, the Bank reimburses its clients for any fees that may be charged the client for utilizing the nationwide ATM network. The Bank also offers its targeted commercial clients a courier service which picks up non-cash deposits from the client's place of business from the client's place of business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition of the Company and the Bank at December 31, 2001 and 2000 and the results of operations for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000. The purpose of this discussion is to focus on information about the Company's financial condition and results of operations which are not otherwise apparent from the audited consolidated financial statements. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes included elsewhere in this 2001 Annual Report to Shareholders.

CRITICAL ACCOUNTING POLICIES

The accounting principles followed by the Company and the methods of applying these principles conform with United States generally accepted accounting principles and with general practices within the banking industry. Critical accounting policies relate to investments, loans, allowance for loan losses, intangibles, revenues, expenses, stock options and income taxes. A description of these policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized in Note 1, Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements and discussed elsewhere in this 2001 Annual Report to Shareholders.

OVERVIEW

The Company's 2001 results were highlighted by the continued growth of the Company, its issuance of additional Common Stock and its initial quarterly profit. At December 31, 2001, the Company had $175 million in assets, $134 million in loans and $133 million in deposits. The Company opened its third location during the year in the Green Hills area of Nashville, Tennessee and anticipates opening its fourth location in the Rivergate / Hendersonville area of Nashville in 2002. Because of the Bank's need for additional capital to support its growth, during September 2001, the Company concluded a private placement of its common stock to certain accredited investors. Pursuant to the private placement of its common stock, the Company received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share. In the fourth quarter of 2001, the Company recorded a $2.1 million deferred income tax benefit, which included the entire benefit attributable to losses incurred by the Company since its inception. As a result of the tax benefit, the fourth quarter of 2001 became the Company's first profitable quarter.

The Company's 2000 results were highlighted by the successful completion of its initial public offering and the commencement of the Bank's banking operations at its main office location in Nashville, Tennessee on October 27, 2000. The Company subsequently opened its Brentwood, Tennessee location during 2000. At December 31, 2000, the Company had approximately $39 million in assets, $12 million in loans and $23 million in deposits. The Company also borrowed and subsequently repaid the $1.5 million of debt it incurred during the organizational period.

FINANCIAL CONDITION

The Company's balance sheet at December 31, 2001 reflects significant growth over December 31, 2000. The growth was attributable to continued execution of the Company's overall business plan which targets small and medium-sized business and their owners and high net worth individuals in the metropolitan Nashville market. Total assets grew from $39 million at December 31, 2000 to $175 million at December 31, 2001, a 349% increase. Total deposits grew $111 million during 2001. Other fundings included growth in securities sold under agreement to repurchase of $15 million and $8.5 million in advances from the Federal Home Loan Bank of Cincinnati (the "FHLB"). Substantially all of the additional growth in deposits and other fundings was invested in loans, as loans grew by $122 million during 2001.

LOAN PORTFOLIO

The Company requires collateral commensurate with the repayment ability and creditworthiness of its borrowers. The composition of the loan portfolio at December 31, 2001 and 2000 and the percentage of each classification to total loans is summarized as follows (dollars in thousands):

	December 31, 2001		December 31, 2000	
	Amount	Percentage of loans	Amount	Percentage of loans
Commercial	$ 69,975	52.0 %	$ 11,625	93.7 %
Real estate - construction	37,573	28.0	-	-
Real estate - mortgage	21,125	15.7	200	1.6
Consumer, installment and other	5,767	4.3	582	4.7
	$ 134,440	100.0 %	$ 12,407	100.0 %

Commercial loans consist of fixed and variable rate loans to various commercial customers. Commercial lending activities are directed principally toward businesses whose demands for funds are within the Company's lending limits, such as small to medium-sized businesses and professional firms. Typically, collateral for the Company's commercial loan portfolio consists of commercial buildings, equipment liens or other customer assets although certain loans are unsecured. Approximately 94% of the Company's loan portfolio was classified as commercial loans at December 31, 2000. The decrease from 94% to 52% was attributable to growth in both the real estate and consumer portfolios during the year. The Company's remaining loan portfolio consists of mortgaged real estate, real estate investment property, consumer and other loans.

Maturities and Sensitivities of Loans to Changes in Interest Rates

Loans as of December 31, 2001 and 2000 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, and (3) after five years for both fixed and variable rate loans (dollars in thousands):

	Loans with fixed rates	Loans with variable rates	Total loans
December 31, 2001:			
Due within one year	$ 3,120	$ 62,323	$ 65,443
Due in one year through five years	36,185	15,902	52,087
Due after five years	11,785	5,125	16,910
	$ 51,090	$ 83,350	$ 134,440
December 31, 2000:			
Due within one year	$ 1,035	$ 6,509	$ 7,544
Due in one year through five years	1,089	3,524	4,613
Due after five years	151	99	250
	$ 2,275	$ 10,132	$ 12,407

Risk Elements

The specific economic and credit risks associated with the Company's loan portfolio, include, but are not limited to, a general downturn in the economy which could affect employment rates in the Company's market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking laws and regulations.

The Company attempts to reduce these economic and credit risks not only by adherence to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, the Company establishes and periodically reviews its lending policies and procedures. Banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral.

As to nonaccrual loans, it is the policy of the Bank to discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2001, the Company had a single loan for $250,000 for which the Company, after an evaluation of the financial condition of the borrower, had discontinued the accrual of interest and allocated a $150,000 valuation reserve. There were no loans at December 31, 2001 that were past due by 90 days or more or were deemed to be a restructured loan. At December 31, 2000, the Company had no loans that were classified as nonaccrual, past due 90 days or more, or deemed to be a restructured loan. Additionally, the Company had no repossessed real estate properties classified as Other Real Estate Owned at December 31, 2001 and 2000. The following table is a summary of nonperforming assets at December 31, 2001 and 2000 (dollars in thousands):

	2001	2000
Nonaccrual loans (1)	$ 250	$ -
Renegotiated loans	-	-
Other real estate owned	-	-
Total nonperforming assets	$ 250	$ -
Total loans outstanding	$ 134,440	$ 12,407
Ratio of total nonperforming assets to loans outstanding and other real estate owned at end of period	0.19 %	- %
Accruing loans past due 90 days or more	$ -	$ -

(1) Interest income that would have been recorded in 2001 related to nonaccrual loans was $5,000, none of which is included in interest income or net income.

Allowance for Loan Losses

The allowance for loan losses (ALL) is maintained at a level that is deemed appropriate by management to adequately cover the inherent risks in the loan portfolio. Management's evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions which may affect the borrower's ability to pay, and the underlying collateral value of the loans. As of December 31, 2001 and 2000, the allowance for loan losses was $1,832,000 and $162,000, respectively, and is deemed by management to be adequate.

Management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two amounts: an allocated amount representative of specifically identified credit exposure and exposures readily predicable by historical or comparative experience and an unallocated amount representative of inherent loss which is not readily identifiable. Even though the allowance for loan losses is composed of two amounts, the entire allowance is available to absorb any credit losses. The allocated amount is established separately for two different risk groups: unique loans (commercial and commercial real estate loans, including those loans considered impaired) and homogenous loans (generally consumer loans). The allocation for unique loans is based primarily on risk ratings assigned these loans as a result of the Company's loan management and review processes. Each risk-rating grade is then assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the Bank's independent loan review process. Impaired loans are measured based on estimated cash flows discounted at the loan's original effective rate or the underlying collateral value. The consumer portfolio is also assigned loss ratios. However, these loss ratios are based on the category of consumer credit (e.g., automobile, residential mortgage, home equity). The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The unallocated amount is used to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. Upon assessment of applicable factors, the aggregate unallocated amount is then evaluated by management based on management's experience. Management then tests the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Management would then evaluate the result of the procedures performed, including the result of management testing, and conclude on the appropriateness of the balance of the allowance for loan losses in its entirety. The Audit Committee of the Company's board of directors reviews the assessment prior to the filing of quarterly financial information.

Based on management's best estimate, the allocation of the ALL to types of loans as well as the portion of the ALL deemed unallocated, as of December 31, 2001 and 2000, was as follows (dollars in thousands):

	December 31, 2001		December 31, 2000	
	Amount	Percentage of ALL	Amount	Percentage of ALL
Commercial and commercial real estate	$ 1,077	58.8 %	$ 91	56.2 %
Consumer, installment and other	298	16.3	12	7.4
Unallocated	457	24.9	59	36.4
	$ 1,832	100.0 %	$ 162	100.0 %

The changes in the allocation of the ALL in the table above notes a larger percentage of the ALL being allocated to the consumer portfolio due primarily to the growth in the portfolio during 2001.

As noted previously, approximately 80% of the Company's loan portfolio at December 31, 2001, consists of commercial loans and commercial real estate loans. Using standard industry codes, the Company periodically analyzes its loan position with respect to the borrowers' industries to determine if a concentration of credit risk exists to any one or more industries. At December 31, 2001, the Company determined that it did not have enough exposure to any single industry such that the level of exposure would warrant allocations of additional reserves. Although not material enough to warrant additional allowance allocations, the Company does have a meaningful credit exposure to borrowers in the trucking industry and to operators of nonresidential buildings. Levels of exposure to these industry groups will be periodically evaluated in order to determine if additional reserves are warranted.

Summary of Loan Loss Experience

During the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company experienced no loan charge-offs. As a relatively new institution, the Company does not have loss experience comparable to more mature financial institutions; however, as its loan portfolio matures, charge-offs will occur, and the amount and history of charge-offs will be a consideration in determining the amount of the provision for losses. The following is a summary of changes in the allowance for loan losses for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 (dollars in thousands) and the ratio of the allowance for loan losses to total loans as of the end of the period:

	2001	2000
Balance at beginning of period	$ 162	$ -
Provision for loan losses	1,670	162
Charged-off loans	-	-
Recovery of previously charged-off loans	-	-
Balance at end of period	$ 1,832	$ 162
Ratio of the allowance for loan losses to total loans at the end of the period	1.36 %	1.31 %

In assessing the adequacy of the allowance for loan losses, management also relies on an ongoing independent loan review process. This process is undertaken both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in the overall evaluation of the risk characteristics of the entire loan portfolio. This review includes the judgment of management, the input from the independent loan reviewer and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

INVESTMENT PORTFOLIO

The Bank's investment portfolio, consisting primarily of Federal agency bonds and mortgage-backed securities, amounted to $19.9 million and $7.1 million at December 31, 2001 and 2000, respectively. The amortized cost and fair value of securities at December 31, 2001 and 2000, which are all classified as available-for-sale, are summarized as follows (dollars in thousands):

At December 31,	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale - 2001:				
U.S. government and agency securities	$ 2,992	$ 72	$ -	$ 3,064
Mortgage-backed securities	16,813	97	(88)	16,822
State and municipal securities	-	-	-	-
	$ 19,805	$ 169	$ (88)	$ 19,886
Securities available-for-sale - 2000:				
U.S. government and agency securities	$ 4,971	$ 5	$ (5)	$ 4,971
Mortgage-backed securities	2,155	-	(10)	2,145
State and municipal securities	-	-	-	-
	$ 7,126	$ 5	$ (15)	$ 7,116

Maturities

The carrying value of investment securities in each category are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2001 and 2000 (dollars in thousands):

	U.S. government and agency Securities		Mortgage-backed Securities		Totals	
At December 31,	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale - 2001:						
Due in one year or less	$ -	-	$ -	-	$ -	-
Due in one year to five years	-	-	-	-	-	-
Due in five years to ten years	3,064	6.5 %	-	-	3,064	6.5 %
Due after ten years	-	-	-	-	-	-
Mortgage-backed securities	-	-	16,822	5.9 %	16,822	5.9 %
	$ 3,064	6.5 %	$ 16,822	5.9 %	$ 19,886	6.0 %
Securities available for sale - 2000:						
Due in one year or less	$ 1,976	6.5%	$ -	-	$ 1,976	6.5 %
Due in one year to five years	-	-	-	-	-	-
Due in five years to ten years	2,995	7.1%	-	-	2,995	7.1 %
Due after ten years	-	-	-	-	-	-
Mortgage-backed securities	-	-	2,145	7.1%	2,145	7.1 %
	$ 4,971	6.8%	$ 2,145	7.1%	$ 7,116	6.9 %

Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the acquisition price of each security in that range.

DEPOSITS AND OTHER BORROWINGS

The Company had approximately $133 million in deposits at December 31, 2001 as compared to $23 million at December 31, 2000. These deposits consist of noninterest and interest-bearing demand accounts, savings, money market and certificates of deposit. Additionally, the Company entered into agreements with certain customers to sell certain of its securities under agreements to repurchase the security the following day. These agreements (which provide customers with short-term returns for their excess funds) amounted to $15 million at December 31, 2001 and $406,000 at December 31, 2000. Additionally, at December 31, 2001, the Company had borrowed $8.5 million in advances from the FHLB.

Core deposits are the Company's primary source of funding and are normally less volatile and consist of total deposits other than certificates of deposit of $100,000 and over. Additionally, the Company may consider time deposits over $100,000, but less than $500,000 to be core deposits for liquidity measurement and other purposes, if management believes, based on its knowledge of the customer, that such deposits will generally exhibit core deposit characteristics. The following presents the balances of these items and the percentage of each type to total core deposits as of December 31, 2001 and 2000 (dollars in thousands):

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Core deposits:				
Noninterest-bearing demand	$ 16,861	18.9 %	$ 1,916	8.9 %
Interest-bearing demand	8,615	9.7	1,371	6.4
Savings and money market	54,077	60.7	15,752	73.1
Time deposits less than $100,000	5,150	5.8	697	3.2
Time deposits greater than $100,000, but less than $500,000	4,364	4.9	1,803	8.4
	$ 89,067	100.0 %	$ 21,539	100.0 %

The amounts of time deposits issued in amounts of $100,000 or more as of December 31, 2001 amounted to $48,556,000, of which $4,364,000 was deemed to be core deposits. At December 31, 2000, the Company had approximately $2,803,000 in time deposits of $100,000 or more, of which $1,803,000 was deemed to be core deposits. These time deposits are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months (dollars in thousands):

	Time Deposits of $100,000 or more		
	Core Deposits	Other	Total
At December 31, 2001:			
Three months or less	$ 1,936	$ 9,467	$ 11,403
Over three but less than six months	1,413	11,022	12,435
Over six but less than twelve months	1,015	4,300	5,315
Over twelve months	-	19,403	19,403
	$ 4,364	$ 44,192	$ 48,556
At December 31, 2000:			
Three months or less	$ 100	$ -	$ 100
Over three but less than six months	1,102	-	1,102
Over six but less than twelve months	501	1,000	1,501
Over twelve months	100	-	100
	$ 1,803	$ 1,000	$ 2,803

As a part of the Company's ongoing liquidity management program, the Company monitors the ratio of non-core funding sources in relation to its balance sheet growth. This ratio is called the non-core funding dependency ratio. For purposes of this ratio, all brokered deposits, time deposits greater than $500,000, Federal funds purchased, FHLB advances, public funds and securities sold under agreements to repurchase are deemed to be non-core funding sources. These amounts are reduced by short-term investments and the result is divided by the sum of the Company's gross loans and long-term securities. At December 31, 2001, this ratio was 36%.

CAPITAL RESOURCES

Generally, banks and bank holding companies are required to maintain certain minimum capital ratios in order to engage in certain activities or be eligible for certain types of regulatory relief. At December 31, 2001 and 2000, the Company's and the Bank's capital ratios were considered adequate based on regulatory minimum capital requirements. During 2001, the Company's stockholders' equity increased by $3.6 million from a private placement of common stock to certain accredited investors offset by the $1.1 million net loss incurred during the year. As a result, stockholders' equity amounted to $18.3 million at the end of 2001 compared to $15.8 million at the end of 2000. During 2000, the Company's stockholders' equity increased $18.2 million as a result of the issuance of common stock net of issuance expenses, offset by a net loss of $2.3 million. Additionally, approximately $179,000 of costs related to the issuance of the Company's common stock were also charged to stockholders' equity.

In the future, the primary source of funds available to the Company will be the payment of dividends by its subsidiary Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Currently, the Bank can pay no dividends to the Company without regulatory approval.

At December 31, 2001, the Company had no material commitments for capital expenditures. However, the Company is in the process of developing its branch network in Davidson and surrounding counties. As a result, the Company will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease property and/or rent currently constructed facilities. The Company anticipates operating a branch facility in the Rivergate/Hendersonville area of Nashville during 2002. The Company currently anticipates such a facility to cost less than $1 million to construct.

At both December 31, 2001 and 2000, the Bank was categorized as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Additionally, the Company and the Bank must maintain certain minimum capital ratios for regulatory purposes. The Company and Bank's actual capital amounts and ratios at December 31, 2001 and 2000 are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirement		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001						
Total capital to risk weighted assets:						
Company	$18,188	11.2%	$12,971	8.0%	not applicable	
Bank	$17,402	10.7%	$12,971	8.0%	$16,214	10.0%
Tier I capital to risk weighted assets:						
Company	$16,356	10.1%	$6,486	4.0%	not applicable	
Bank	$15,570	9.6%	$6,486	4.0%	$9,729	6.0%
Tier I capital to average assets (*):						
Company	$16,356	11.6%	$5,649	4.0%	not applicable	
Bank	$15,570	11.0%	$5,649	4.0%	$7,062	5.0%
At December 31, 2000						
Total capital to risk weighted assets:						
Company	$15,933	59.4%	$2,145	8.0%	not applicable	
Bank	$15,757	58.8%	$2,145	8.0%	$2,681	10.0%
Tier I capital to risk weighted assets:						
Company	$15,771	58.8%	$1,072	4.0%	not applicable	
Bank	$15,594	58.2%	$1,072	4.0%	$1,608	6.0%
Tier I capital to average assets (*):						
Company	$15,771	82.5%	$ 772	4.0%	not applicable	
Bank	$15,594	81.6%	$ 772	4.0%	$ 965	5.0%

(*) Average assets for the above computation were computed using fourth quarter balances.

Also, in connection with the Bank being approved for FDIC deposit insurance, the FDIC imposed an additional capital requirement which remains in effect until October 27, 2003. Pursuant to this requirement, the Bank shall maintain a Tier I Capital to Average Assets ratio of at least 8%. At December 31, 2001, as noted above, the Bank's Tier 1 Capital to Average Assets ratio was 11.0%.

The Company's and the Bank capital ratios will decline as asset growth continues, but the Company and the Bank intend to remain in excess of the regulatory minimum requirements. In order for the Bank to maintain levels of anticipated asset growth while continuing to meet regulatory capital requirements, the Company will be required to inject additional capital into the Bank. In order to inject the required capital into the Bank, the Company may raise additional equity through a private placement memorandum or other offering document or incur indebtedness. Should the Company raise additional equity, such securities could dilute current shareholders' interests in the Company.

However, the Company currently anticipates that it will borrow the necessary funds from another financial institution. The Company has applied for approval from the Federal Reserve Bank of Atlanta ("FRB") to incur such indebtedness pursuant to a loan agreement with a financial institution. Such loan agreement will likely contain various financial and other covenants with which the Company will be required to comply. If the FRB does not approve the Company's application or the Company is otherwise unable to obtain appropriate loan terms, the Company will either be required to obtain additional equity capital or otherwise constrain the rate of growth of the Bank.

Dividends

The Bank is subject to restrictions on the payment of dividends under federal banking laws and the regulations of the OCC. The Company is subject to limits on payment of dividends by the rules, regulations and policies of federal banking authorities. The Company has not paid any dividends to date, nor does it anticipate paying dividends to its shareholders for the foreseeable future. In order to pay such dividends, the Company will need to receive dividends from the Bank or have other sources of funds. As a national bank, the Bank will not be able to pay dividends to the Company until it has a positive retained earnings account. At December 31, 2001, the Bank's accumulated deficit was approximately $3.3 million. Future dividend policy will depend on the Bank's earnings, capital position, financial condition and other factors.

RESULTS OF OPERATIONS

Following is a summary of the Company's operations for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 (dollars in thousands):

	2001	2000
Net interest income	$ 3,490	$ 381
Provision for loan losses	(1,670)	(162)
Other operating income	1,341	115
Other operating expense	(6,363)	(2,589)
Net loss before taxes	(3,202)	(2,255)
Income tax (benefit) expense	(2,065)	-
Net loss	$ (1,137)	$ (2,255)

The Company's results for 2001 were highlighted by the continued growth of the Company's earning assets which resulted in increased net interest income, provision for loan losses and other operating income, including increased revenues from its brokerage unit, Pinnacle Asset Management. Total revenues for 2001 were $4.8 million compared to $0.5 million in 2000. The provision for loan losses was $1.7 million for 2001 compared to $0.2 million in 2000, the increase attributable to the growth in the loan portfolio. Other operating expenses were $6.4 million in 2001 compared to $2.6 million in 2000. This increase in operating expenses is primarily attributable to a full year of operations in 2001 compared to a partial year of operations in 2000 and the addition of the Green Hills facility in the third quarter of 2001. During the fourth quarter of 2001, the Company recorded a tax benefit attributable to the operating losses that were incurred by the Company since inception.

The Company commenced banking operations on October 27, 2000. Prior to the opening of the Bank, the Company was engaged in activities involving the formation of the Company, including selling its common stock, and obtaining necessary regulatory approvals for the organization of the Bank and the Company. The Company incurred operating losses totaling approximately $972,000 during its organizational period which are included in the results of operations noted above. The Company also incurred stock issuance costs of approximately $179,000 which have been recorded as a reduction in capital surplus and are not included in the above results of operations in accordance with generally accepted accounting principles.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of the Company's earnings. For the year ended December 31, 2001, the Company recorded net interest income of $3.5 million which results in a net interest margin of 4.0% for the year. Since January 1, 2001, the Federal Reserve Bank lowered its Federal funds rate 475 basis points in an effort to provide stimulus to the national economy. Management believes the interest rate environment had a negative impact on the Company's net interest income during 2001 as the Company's customers are primarily adjustable rate borrowers with their lines tied primarily to the Company's prime lending rate, which was lowered in lock-step with the Federal funds rates. Deposit costs were also significantly reduced during the year. However, as the Company managed the lowering of its deposit costs, the Company also had to offer customers attractive rates in a very competitive market. Management believes that if interest rates increase during 2002, the Company is in a better position when compared to the prior year to increase its net interest margin.

The following table sets forth the amount of the Company's average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets for the year ended December 31, 2001 and for the period from October 27, 2000 (the commencement of banking operations) through December 31, 2000 (dollars in thousands):

AVERAGE BALANCES, INTEREST INCOME AND EXPENSE, YIELDS AND RATES

	2001 Average Balances	2001 Interest	2001 Yield/ Rate	2000 Average Balances	2000 Interest	2000 Yield/ Rate
Interest-earning assets:						
Loans $	67,150	$ 4,864	7.2 %	$ 10,222	$ 170	9.4 %
Taxable securities, available for sale	15,348	934	6.1	2,350	28	6.8
Federal funds sold and securities purchased under agreements to resell	5,187	237	4.6	9,332	115	5.8
Other	663	34	5.1	530	6	6.4
Total interest-earning assets	88,348	6,069	6.9	22,434	319	8.0
Allowance for loan losses	(825)			(68)		
Cash and due from banks	2,983			1,311		
Other assets	4,519			3,639		
Total assets $	95,025			$ 27,316		
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking $	4,835	94	1.9 %	$ 900	7	4.5 %
Savings and money market	33,566	1,115	3.3	6,851	69	5.7
Certificates of deposit	24,439	1,133	4.6	1,098	13	6.4
Total interest-bearing deposits	62,840	2,342	3.7	8,849	89	5.7
Securities sold under agreements to repurchase	6,584	155	2.4	197	2	5.2
Federal funds purchased	886	25	2.8	-	-	-
Federal Home Loan Bank advances	1,704	57	3.3	-	-	-
Total interest bearing liabilities	72,014	2,579	3.6	9,046	91	5.7
Demand deposits	7,912			1,522		
Other liabilities	573			169		
Stockholders' equity	14,526			16,579		
Total liabilities and stockholders' equity $	95,025			$ 27,316		
Net interest income (1)		$ 3,490			$ 228 (2)	
Net interest spread			3.3 %			2.3 %
Net interest margin			4.0 %			5.7 %

(1) The Company has had no tax-free investments or loans since inception. Additionally, the impact of deferred loan fees or costs was not material to the above results. Yields on all investment securities were computed based on the carrying value of those securities. Net interest spread above excludes impact of demand deposits, including demand deposits in the average balances would have produced a net interest spread for the year ended December 31, 2001 of 3.7% compared to a spread of 3.2% for the period from October 27, 2000 to December 31, 2000.

(2) For the period from February 28, 2000 (inception) through October 27, 2000 (the development stage), subsequent to the Company's initial public offering, but prior to the opening of the Bank, the Company had approximately $188,000 in interest income as a result of the investment of the proceeds from the offering in US Government Treasury securities. The average yield realized on these investments was 6.2%. Also, during the development stage, the Company borrowed funds pursuant to an established line of credit. The total interest expense on this line of credit amounted to approximately $35,000. The interest on this line of credit was at a regional bank's prime rate, which approximated 9.5% for the period in which the Company used the line of credit. As a result, net interest income from February 28, 2000 (inception) to December 31, 2000, was approximately $381,000.

As can be seen from the above table, the net interest spread (the difference between the interest yield earned on assets less the rate paid on liabilities) actually increased during the year from 2.3% to 3.3%. The 5.7% net interest margin (net interest income as a percentage of average interest earning assets) was unusually high in 2000 primarily due to the impact of the Company's capital position in relation to its overall balance sheet. For the period from October 27, 2000 to December 31, 2000, the Company averaged $18.3 million in interest-free funding which includes customer demand deposits, other liabilities and capital. This amount approximated 67% of the Company's overall average balance sheet for the period. For the year ended December 31, 2001, this percentage was reduced to 24%.

RATE AND VOLUME ANALYSIS

As the Company commenced its banking operations in the last quarter of 2000, virtually all of the change in the various line items in net interest income between 2001 and 2000 is due to volume. Therefore, a rate and volume analysis table is not meaningful and is not presented.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for possible loan losses that, in management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans and to provide for uncertainties in the economy. The provision for loan losses was approximately $1,670,000 for the year ended December 31, 2001 and $162,000 for the period from February 28, 2000 (inception) to December 31, 2000. The increase in the provision for loan losses was due to the increase in loans at December 31, 2001. Based upon management's assessment of the loan portfolio, the Company will adjust its allowance for loan losses to an amount deemed appropriate to adequately cover inherent risks in the loan portfolio. Consistent with the Company's growth in its loan portfolio, this assessment has resulted in a charge to the Company's results of operations through the provision for loan losses. While the Company's policies and procedures used to estimate the provision for loan losses charged to operations are considered adequate by management, and are reviewed from time to time by the Company's regulators, there exist factors beyond the control of the Company, such as general economic conditions both locally and nationally, which make management's judgment as to the adequacy of the provision for loan losses necessarily approximate and imprecise.

Other Operating Income

Other operating income consists predominately of fees from the sale of investment products. It also includes service charges on deposit accounts and other miscellaneous revenues and fees. For the year ended December 31, 2001, the Company's noninterest income was $1.3 million, which was an increase of $1.2 million from the previous period. In total, noninterest income comprised 28% of the Company's total revenues for 2001. It is the Company's goal to increase this percentage over time such that the Company develops more diversified fee-generating revenue streams.

The largest component of noninterest income is fees from the Company's brokerage unit, Pinnacle Asset Management, a division of the Bank. For the year ended December 31, 2001, the Company realized approximately $839,000 in fees from Pinnacle Asset Management. Market dynamics play a particularly important role in the success of this business line. The year 2001 was not a particularly strong year for most of the national brokerage houses. As stated above, the Company is working to diversify its fee-based businesses, and in the case of the brokerage unit, the Company is attempting to reduce its dependence on transaction-based revenues by transitioning its customer base to an assets under management pricing structure. At December 31, 2001, approximately $136 million of customer assets, included in brokerage accounts at LMFP, were under management by Pinnacle Asset Management compared to $70 million at December 31, 2000.

Another noninterest income item for 2001 was related to the Company's sale of certain loan participations to its correspondent banks. At December 31, 2001 and pursuant to participation agreements with these correspondents, the Company had participated approximately $22 million of originated loans to these other banks. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide for the Company to pay the correspondent less than the loan's contracted interest rate. Pursuant to Statement of Financial Accounting Standards No. 140, the Company recorded $191,000 as income, which represents the net present value of these future revenues as a gain on sale of participations in its results of operations for 2001. The Company intends to maintain relationships with its correspondents in order to participate future loans to these correspondents in a similar manner.

Other Operating Expense

Other operating expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. For the year ended December 31, 2001, the Company incurred approximately $6.4 million in operating expenses. The increase over 2000 was significant and primarily attributable to the Company being in the development stage through October of 2000. The following table shows the trend in noninterest expense from the fourth quarter of 2000 through the fourth quarter of 2001 (dollars in thousands):

	Fourth Quarter 2000	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001
Personnel expense	$ 1,103	$ 1,080	$ 1,082	$ 1,053	$ 923
Occupancy and equipment	206	259	274	282	317
Other	321	210	246	273	364
Total noninterest expense	$ 1,630	$ 1,549	$ 1,602	$ 1,608	$ 1,604

As can be seen from the above table, the Company's expense burden was relatively stable from quarter to quarter throughout 2001. The Company anticipates increases in its expenses during 2002 for such items as new personnel, salary increases and incentives, and the Green Hills office being opened for a full calendar year along with other items related to the growth of the Company.

Income Taxes

For the period from February 28, 2000 (inception) to December 31, 2000, the Company had no income tax expense or benefit from losses incurred due to the Company recording a full valuation allowance against net deferred tax assets for any benefits that could have been realized for the net operating loss carryforward.

At December 31, 2001, the Company had accumulated a net deferred tax asset of $2.1 million. Most of this asset was attributable to net operating losses and other charges which can be carried forward to offset taxable income in future periods. Based on an evaluation of the Company's current operating results and future projections, the Company determined that it was more likely than not that the Company would eventually realize the tax benefits of these operating losses and other charges. As a result, during the fourth quarter of 2001, the Company eliminated the valuation allowance and recorded a deferred tax benefit of $2.1 million in the Company's results of operations for the year ended December 31, 2001.

Per Share Information

The basic and diluted net loss per share and the basic and diluted weighted average common shares for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 was as follows:

	2001	2000
Basic and diluted net loss per common share	$ (0.57)	$ (2.79)
Basic and diluted weighted average common shares	1,981,598	808,808

Basic loss per share is computed by dividing net loss by the weighted average common shares outstanding for the period. Diluted loss per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. As of December 31, 2001, there were common stock options outstanding which had vested and thus would allow the option holders to purchase up to 37,220 common shares. However, due to their exercise price and current market price, the stock options are considered anti-dilutive and have not been considered in the calculation of the Company's diluted earnings per share for the year ended December 31, 2001. There were no exercisable options at December 31, 2000. Additionally, as of December 31, 2001, the Company had granted warrants to purchase approximately 203,000 shares of Common Stock of which approximately 67,600 were exercisable. However, since these warrants were considered anti-dilutive, they have not been considered in the calculation of the Company's diluted earnings per share for the year ended December 31, 2001. None of the warrants were exercisable at December 31, 2000. As a result, at December 31, 2001 and 2000, there were no securities or other contracts which were deemed dilutive, thus the basic and diluted loss per share calculations are identical.

The basic and diluted net loss per share information was computed based on weighted average shares outstanding for the year ended December 31, 2001 of 1,981,598. Weighted average shares outstanding were computed based on 1,910,000 shares being outstanding from January 1, 2001 to October 26, 2001. On October 26, 2001, the Company issued an additional 402,053 shares in connection with a private placement of common stock. For the period from February 28, 2000 (inception) to December 31, 2000, the basic and diluted net loss per share information was computed based on weighted average shares outstanding of 808,808 shares. Weighted average common shares outstanding were computed based on one share being outstanding at February 28, 2000 (inception) through August 23, 2000. On August 23, 2000, 1,875,000 shares were issued in conjunction with the Company's initial public offering. Subsequently, on September 15, 2000, another 35,000 shares were issued which resulted in total shares outstanding of 1,910,000 shares. The net loss per share computed on a basis of the entire 1,910,000 common shares outstanding for the period from February 28, 2000 (inception) to December 31, 2000 would have been $1.18 per share.

Quarterly Information

The following is a summary of quarterly information since the commencement of banking operations in October of 2000 (dollars in thousands).

	Fourth Quarter 2000	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001
End of period balances:					
Total loans	$ 12,407	$ 41,793	$ 69,319	$ 94,883	$ 134,440
Total assets	39,042	66,141	101,187	130,158	175,439
Total deposits	22,538	47,285	74,890	100,104	133,259
Total stockholders' equity	15,771	14,584	13,634	16,682	18,291
Results of operations:					
Interest income	$ 390	$ 797	$ 1,298	$ 1,762	$ 2,212
Interest expense	100	350	637	800	792
Net interest income	290	447	661	962	1,420
Provision for loan losses	162	363	362	298	647
Noninterest income	115	183	368	293	497
Noninterest expense	1,630	1,549	1,602	1,608	1,604
Net loss before taxes	(1,387)	(1,282)	(935)	(651)	(334)
Income tax benefit (expense)	-	-	-	-	2,065
Net income (loss)	$ (1,387)	$ (1,282)	$ (935)	$ (651)	$ 1,731

Management believes earning assets should continue to increase with associated increases in net interest income. The amounts of increased net interest income along with increased non-interest income should exceed the amount of increases in provision for loan losses and non-interest expense and be sufficient to produce improved results for 2002.

MARKET RISK MANAGEMENT

Asset / Liability Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. The Company's Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity

In the normal course of business, the Company is exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that the Company can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements used to help the Company manage interest rate sensitivity include an earnings simulation model, an economic value of equity model, and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model

The Company believes that interest rate risk is best measured by its earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, the Company has guidelines for its earnings at risk which seek to limit the variance of net income to less than 10 percent for a 200 basis point change in rates from management's most likely interest rate forecast over the next twelve months. The Company has operated within this guideline since inception.

Economic Value of Equity

The Company's economic value of equity model measures the extent that estimated economic values of the Company's assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, the Company has a guideline stating that for an instantaneous 200 basis point change in interest rates, the economic value of equity will not change by more than 20 percent from the base case. The Company has operated within this guideline since inception.

Gap Analysis

An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, for example within three months or one year. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate gap analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

At December 31, 2001, the Company's cumulative twelve-month interest rate-sensitivity gap ratio of earning assets to interest bearing liabilities was 82% which was within the Company's targeted ratio of 75% to 125% in this time horizon. At 82%, this would indicate that the Company's interest-bearing liabilities will reprice during this period at a rate faster than its interest-earning assets absent the factors mentioned previously. There is general view in credit markets that interest rates will eventually rise over the next 12 months which, given the Company's gap position, would have a negative impact on the Company's margin. However, deposit pricing will generally lag both in depth and timing of any upward interest rate adjustments. Thus, management believes the Company is in a better position at December 31, 2001 when compared to December 31, 2000 to increase its margins over the next 12 months.

The following table sets forth the distribution of the repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2001, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of the Company's customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates (dollars in thousands).

	Interest Sensitive Periods					
	Months					
	Within Three	Over Three Through Twelve	Total One Year	1 - 5 Years	More Than 5 Years	Total
Earning assets:						
Securities, available-for-sale (1)	$ 1,000	$ 3,000	$ 4,000	$ 8,446	$ 7,359	$ 19,805
Loans (2)	67,218	10,276	77,494	42,647	14,049	134,190
Federal funds sold and securities purchased under agreements to resell	8,896	-	8,896	-	-	8,896
Total earning assets	77,114	13,276	90,390	51,093	21,408	162,891
Interest bearing liabilities:						
NOW, money market, savings (3)	$ 62,692	$ -	$ 62,692	$ -	$ -	$ 62,692
Certificates of deposit	12,489	20,210	32,699	21,007	-	53,706
Securities sold under agreements to repurchase	14,658	-	14,658	-	-	14,658
Federal Home Loan Bank advances	-	-	-	8,500	-	8,500
Total interest bearing liabilities	89,839	20,210	110,049	29,507	-	139,556
Interest sensitive gap:						
For indicated period	$ (12,725)	$ (6,934)	$ (19,659)	$ 21,586	$ 21,408	$ 23,335
Cumulative	$ (12,725)	$ (19,659)	$ (19,659)	$ 1,927	$ 23,335	$ 23,335
Ratio of earning assets to interest bearing liabilities:						
For indicated period	86%	66%	82%	173%	-	117%
Cumulative	86%	82%	82%	102%	117%	117%

(1) At amortized cost.
(2) Excludes nonaccrual loans.
(3) All NOW, money market and savings accounts are reflected as interest-sensitive within three months. NOW accounts, savings and certain money market accounts are not totally interest-sensitive in all interest rate environments. If NOW, money market and savings accounts were not considered interest-sensitive, the earning assets to interest bearing liabilities ratio at the one year horizon would have been 191%.

Each column includes earning assets and interest-bearing liabilities that are estimated to mature or reprice within the respective time frame. All floating rate balance sheet items are included as "within three months" regardless of maturity. Nonearning assets (cash and due from banks, premises and equipment and other assets), noninterest-bearing liabilities (demand deposits and other liabilities) and shareholders' equity are considered to be noninterest-sensitive for purposes of this presentation and thus are not included in the above table.

Derivatives

Derivative financial instruments may be used by the Company to improve the balance between interest-sensitive assets and interest-sensitive liabilities. The Company may use derivatives as one tool to manage its interest rate sensitivity while continuing to meet the credit and deposit needs of its customers. At December 31, 2001 and 2000, the Company had not entered into any derivative contracts to assist managing its interest rate sensitivity.

LIQUIDITY RISK MANAGEMENT

The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and other needs of the Company. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect the Company's liquidity position. The Company currently prices deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect the Company's liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. The Company attempts to price its deposit products to meet its asset/liability objectives consistent with local market conditions. The Company's ALCO is responsible for monitoring of the ongoing liquidity needs of the Company. The Company's regulators also monitor the liquidity and capital resources of the Company on a periodic basis.

At December 31, 2001, the Company had approximately $18,582,000 of liquid assets. For purposes of liquidity management, liquid assets are cash and cash equivalents, Federal funds sold and investment securities that mature within one year. This amount represented 11% of the Company's total earning assets at December 31, 2001.

The Company's consolidated statement of cash flows shows net cash provided or used by operating, investing and financing activities. For the Company, these activities resulted in net cash used of $606,000 for the year ended December 31, 2001 compared to net cash provided of $15.2 million for the period from February 28, 2000 (inception) to December 31, 2000. For the year ended December 31, 2001, the Company used approximately $1.2 million for operations which was $1.5 million less than the $2.7 million used in the previous period. The previous period included the Company's development and initial operating period. Net cash used for investing activities amounted to approximately $136 million as funds received from financing activities were deployed in earning assets and premises and equipment.

At December 31, 2001, the Company had unfunded loan commitments outstanding of $42.9 million and outstanding standby letters of credit of $5.2 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. To date, the Bank has been able to fund its ongoing liquidity needs through attraction of additional deposits or liquidation of Federal funds sold. Of note is that at December 31, 2001, the Bank had accommodations with upstream correspondent banks for unsecured short-term advances of approximately $18.5 million. These accommodations have various covenants related to their term and availability, particularly related to their term in that in most cases the accommodation may only be outstanding for less than a month before having to be repaid.

The following table presents additional information about the Company's unfunded commitments as of December 31, 2001, which by their terms have contractual maturity dates subsequent to December 31, 2001:

(dollars in thousands)	2002	2003 to 2004	2005 to 2006	2007 and Later	Totals
Unfunded commitments:					
Letters of credit	$ 3,350	$ 1,500	$ 345	$ -	$ 5,195
Lines of credit	29,990	6,253	732	5,889	42,864
Totals	$ 33,340	$ 7,753	$ 1,077	$ 5,889	$ 48,059

In addition, during 2001 the Bank became a member of the Federal Home Loan Bank of Cincinnati ("FHLB"). As a result, the Bank receives advances from the FHLB, pursuant to the terms of various borrowing agreements, which assist the Bank in the funding of the Bank's home mortgage and commercial real estate loan portfolios. The Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral under the borrowing agreements with the FHLB. At December 31, 2001, the Bank had received advances from the FHLB totaling $8,500,000, at interest rates of 2.84% to 3.42% per annum. All of these advances are scheduled to mature throughout 2003. Based on the collateral pledged to the FHLB, the Bank had additional capacity of approximately $4.5 million which the Bank could use to secure additional advances, subject to FHLB requirements.

Throughout 2001, the Bank issued brokered deposits with several brokerage houses. Typically, these funds are for varying maturities from six months to two years and are usually priced with a slight premium to the local market. These deposits provide a ready liquidity source to the Company.

At December 31, 2001, the Company had no significant capital expenditure commitments.

The following table present additional information about the Company's contractual obligations as of December 31, 2001, which by their terms have contractual maturity and termination dates subsequent to December 31, 2001:

(dollars in thousands)	2002	2003 to 2004	2005 to 2006	2007 and Later	Totals
Contractual obligations:					
Certificates of deposit	$ 32,699	$ 20,925	$ 82	$ -	$ 53,706
Securities sold under agreements to repurchase.	14,658	-	-	-	14,658
Federal Home Loan Bank advances	-	8,500	-	-	8,500
Operating leases	389	806	848	2,352	4,395
Totals	$ 47,746	$ 30,231	$ 930	$ 2,352	$ 81,259

Management believes that the Company has adequate liquidity to meet all known contractual obligations and unfunded commitments including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

The following table shows return on assets (net loss divided by average total assets), return on equity (net loss divided by average stockholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and stockholders' equity to asset ratio (average stockholders' equity divided by average total assets) for the year ended December 31, 2001 and for the period from October 27, 2000 through December 31, 2000.

	2001	2000
Return on assets	(1.2) %	(4.7) %
Return on equity	(7.8) %	(7.7) %
Dividend payout ratio	- %	- %
Stockholders' equity to asset ratio	15.3 %	60.7 %

IMPACT OF INFLATION

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 5,686,226	$ 3,328,462
Federal funds sold and securities purchased under agreements to resell	8,895,850	11,860,000
Cash and cash equivalents	14,582,076	15,188,462
Securities available-for-sale, at market	19,885,834	7,115,942
Loans	134,439,642	12,407,108
Less allowance for loan losses	(1,832,000)	(162,378)
Loans, net	132,607,642	12,244,730
Premises and equipment, net	3,418,463	2,524,495
Other assets	4,945,346	1,968,665
Total assets	$ 175,439,361	$ 39,042,294
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 16,860,835	$ 1,916,443
Interest-bearing demand	8,615,076	1,370,855
Savings and money market accounts	54,077,238	15,751,534
Time	53,705,902	3,499,813
Total deposits	133,259,051	22,538,645
Securities sold under agreements to repurchase	14,657,693	406,000
Federal Home Loan Bank advances	8,500,000	-
Other liabilities	731,815	326,784
Total liabilities	157,148,559	23,271,429
Commitments and contingent liabilities		
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 10,000,000 shares authorized; 2,312,053 issued and outstanding in 2001 and 1,910,000 issued and outstanding in 2000	2,312,053	1,910,000
Additional paid-in capital	19,317,947	16,122,521
Accumulated deficit	(3,391,854)	(2,255,189)
Accumulated other comprehensive income (loss), net	52,656	(6,467)
Total stockholders' equity	18,290,802	15,770,865
Total liabilities and stockholders' equity	$ 175,439,361	$ 39,042,294

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2001	For the period from February 28, 2000 (inception) to December 31, 2000
Interest income:		
Loans, including fees	$ 4,863,803	$ 170,143
Taxable securities	934,298	215,479
Federal funds sold and securities purchased under agreements to resell	237,433	115,283
Other	33,560	5,518
Total interest income	6,069,094	506,423
Interest expense:		
Deposits	2,342,282	88,935
Securities sold under agreements to repurchase	154,702	1,814
Federal funds purchased and other borrowings	82,404	34,598
Total interest expense	2,579,388	125,347
Net interest income	3,489,706	381,076
Provision for loan losses	1,669,622	162,378
Net interest income after provision for loan losses	1,820,084	218,698
Other income:		
Service charges on deposit accounts	89,933	374
Investment sales commissions	838,558	113,886
Gain on loan participations sold	191,020	-
Other noninterest income	221,894	721
Total other income	1,341,405	114,981
Other expense:		
Salaries and employee benefits	4,137,863	1,676,391
Equipment and occupancy	1,132,422	276,796
Marketing and other business development	207,804	151,038
Administrative	411,994	297,540
Postage and supplies	163,428	90,818
Other operating	309,812	96,285
Total other expense	6,363,323	2,588,868
Loss before income taxes	(3,201,834)	(2,255,189)
Income tax (benefit) expense	(2,065,169)	-
Net loss	$ (1,136,665)	$ (2,255,189)
Per share information:		
Basic and diluted net loss per common share	$ (0.57)	$ (2.79)
Basic and diluted weighted average common shares	1,981,598	808,808

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the period February 28, 2000 (inception) to December 31, 2000
and for the year ended December 31, 2001

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Issuance of common stock	1	$ 1	$ 9	$ -	$ -	$ 10
Redemption of previously-issued share	(1)	(1)	(9)	-	-	(10)
Proceeds from the sale of stock (less offering expenses of $888,800)	1,910,000	1,910,000	16,301,200	-	-	18,211,200
Stock offering costs charged to additional paid-in capital	-	-	(178,679)	-	-	(178,679)
Comprehensive loss:						
Net loss	-	-	-	(2,255,189)	-	(2,255,189)
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $3,483	-	-	-	-	(6,467)	(6,467)
Total comprehensive loss						(2,261,656)
Balance, December 31, 2000	1,910,000	1,910,000	16,122,521	(2,255,189)	(6,467)	15,770,865
Proceeds from the sale of stock (less offering expenses of $20,998)	402,053	402,053	3,195,426	-	-	3,597,479
Comprehensive loss:						
Net loss	-	-	-	(1,136,665)	-	(1,136,665)
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $31,837	-	-	-	-	59,123	59,123
Total comprehensive loss						(1,077,542)
Balance, December 31, 2001	2,312,053	$ 2,312,053	$ 19,317,947	$ (3,391,854)	$ 52,656	$ 18,290,802

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2001	For the period from February 28, 2000 (inception) to December 31, 2000
Operating activities:		
Net loss	$ (1,136,665)	$ (2,255,189)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net (amortization) accretion of available-for-sale securities	16,781	(15,232)
Depreciation and amortization	616,022	70,367
Provision for loan losses	1,669,622	162,378
Gain on loan participations sold	(191,020)	-
Deferred tax benefit	(2,065,169)	-
Increase in other assets	(520,407)	(1,029,459)
Increase in other liabilities	405,031	330,267
Net cash used in operating activities	(1,205,805)	(2,736,868)
Investing activities:		
Activities in securities available-for-sale:		
Purchases	(22,083,058)	(7,110,660)
Maturities, prepayments and calls	9,387,345	-
Net increase in loans	(122,032,534)	(12,407,108)
Purchases of premises and equipment and software	(1,314,861)	(3,003,768)
Purchases of other assets	(427,051)	(530,300)
Net cash used in investing activities	(136,470,159)	(23,051,836)
Financing activities:		
Net increase in deposits	110,720,406	22,538,645
Net increase in repurchase agreements	14,251,693	406,000
Advances from Federal Home Loan Bank, net	8,500,000	-
Net proceeds from sale of common stock	3,597,479	18,211,200
Stock issuance costs	-	(178,679)
Net cash provided by financing activities	137,069,578	40,977,166
Net increase (decrease) in cash and cash equivalents	(606,386)	15,188,462
Cash and cash equivalents, beginning of period	15,188,462	-
Cash and cash equivalents, end of period	$ 14,582,076	$ 15,188,462
Supplemental disclosure:		
Cash paid for interest	$ 2,049,763	$ 119,178
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - Pinnacle Financial Partners, Inc. (the "Company") was formed on February 28, 2000 (inception) and is a bank holding company whose business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (the "Bank"). The Bank is a commercial bank located in Nashville, Tennessee. The Bank provides a full range of banking services in its primary market area of Davidson County and the surrounding counties. The Bank commenced its banking operations on October 27, 2000. Prior to October 27, 2000, the Company was a development stage enterprise as defined by Statement of Financial Accounting Standard No.7, "Accounting and Reporting by Development Stage Enterprises", and devoted substantially all its efforts to establishing the Bank.

BASIS OF PRESENTATION - These consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts are eliminated in consolidation.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation reserves related to deferred tax assets.

CASH AND CASH EQUIVALENTS - Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, which matures within ninety days, are included in cash and cash equivalents.

SECURITIES - Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in other comprehensive income (losses), net of the deferred income tax effects. Securities that the Company has both the positive intent and ability to hold to maturity would be classified as held to maturity and would be carried at historical cost and adjusted for amortization of premiums and accretion of discounts unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of the security is written down to fair value and the amount of the write-down included in the statement of operations. At December 31, 2001 and 2000, the Company had no held to maturity securities in its portfolio.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. Realized gains and losses from the sale of securities are determined using the specific identification method.

LOANS - Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding.

As is customary in the banking industry, the Company may from time to time sell a participation in a particular loan to a correspondent bank. In such cases, the Company services the loan with the borrower and, periodically, will settle with the correspondent their resulting balance in the loan. The participation is subject to a participation agreement between the Company and the correspondent. This agreement will prescribe the terms of the participation, particularly related to collateral positioning and interest rates.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are confirmed. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review the Company's allowance for loan losses, and may require the Company to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

TRANSFERS OF FINANCIAL ASSETS – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

PREMISES AND EQUIPMENT - Premises and equipment are carried at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets or the lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

OTHER ASSETS – Included in other assets as of December 31, 2001 is approximately $544,000 related to amounts paid to certain individuals to secure their employment with the Company. These amounts are subject to certain agreements whereby a certain pro rata amount will be owed the Company should the employee leave the employ of the Company within five years of their employment date. The Company is amortizing the amounts to salaries and benefits expense on a straight-line basis over 60 months.

Also included in other assets as of December 31, 2001, is approximately $357,000 of computer software related assets, net of amortization. This software supports the Company's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company amortized approximately $93,000 and $14,000, respectively, related to these costs. Software maintenance fees are capitalized in other assets and amortized over the contract or service lives of the expenditure.

Additionally, the Company maintains certain investments, at cost, with certain regulatory and other entities in which the Company has an ongoing business relationship. These entities are the Federal Reserve Bank of Atlanta, the Bankers' Bank of Atlanta and the Federal Home Loan Bank of Cincinnati. At December 31, 2001 and 2000, the cost of these investments, which is included in other assets was $942,000 and $530,000, respectively.

INCOME TAXES - Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Accordingly, the resulting net deferred tax

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

asset or net deferred tax liability is included in the accompanying consolidated balance sheet in either other assets or other liabilities.

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur in the near term.

The Company and the Bank file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

STOCK-BASED COMPENSATION – The Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

LOSS PER COMMON SHARE – Basic loss per share is computed by dividing net loss by the weighted average common shares outstanding for the period. Diluted loss per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. As of December 31, 2001, there were common stock options outstanding which had vested and thus would allow the option holders to purchase up to 37,220 common shares. However, due to their exercise price and current market price, the stock options are considered anti-dilutive and have not been considered in the calculation of the Company's diluted earnings per share for the year ended December 31, 2001. There were no exercisable options at December 31, 2000. Additionally, as of December 31, 2001, the Company had granted warrants to purchase approximately 203,000 common shares, of which approximately 67,600 were exercisable, however, since these warrants were considered anti-dilutive, they have not been considered in the calculation of the Company's diluted earnings per share for the year ended December 31, 2001. None of the warrants were exercisable at December 31, 2000. As a result, at December 31, 2001 and 2000, there were no securities or other contracts which were deemed dilutive, thus the basic and diluted loss per share calculations are identical.

The basic and diluted net loss per share information was computed based on weighted average shares outstanding for the year ended December 31, 2001 of 1,981,598. Weighted average shares outstanding were computed based on 1,910,000 shares being outstanding from January 1, 2001 to October 26, 2001. On October 26, 2001, the Company issued an additional 402,053 shares in connection with a private placement of common stock. For the period from February 28, 2000 (inception) to December 31, 2000, the basic and diluted net loss per share information was computed based on weighted average shares outstanding of 808,808 shares. Weighted average common shares outstanding were computed based on one share being outstanding at February 28, 2000 (inception) through August 23, 2000. On August 23, 2000, 1,875,000 shares were issued in conjunction with the Company's initial public offering. Subsequently, on September 15, 2000, another 35,000 shares were issued which resulted in total shares outstanding of 1,910,000 shares. The net loss per share computed on a basis of the entire 1,910,000 common shares outstanding for the period from February 28, 2000 (inception) to December 31, 2000 would have been $1.18 per share.

COMPREHENSIVE INCOME (LOSS) - Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, the Company's other comprehensive income (loss) consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities.

BUSINESS SEGMENTS - The Company operates in one business segment, commercial banking, and has no additional individually significant business segments.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was deferred by SFAS No. 137 until fiscal years beginning after June 15, 2000. The Company adopted this statement on January 1, 2001. SFAS No. 133 requires the Company to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. For derivatives that are not designated as hedges, the gain or loss must be recognized in earnings in the period of change. For derivatives that are designated as hedges, changes in the fair value of the hedged assets, liabilities, or firm commitments must be recognized in earnings or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. The ineffective portion of a derivative's change in fair value must be recognized in earnings immediately. Adoption of SFAS No. 133 did not have a material effect on the Company's earnings or financial position since the Company had no derivative contracts.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125." This pronouncement, effective for transactions occurring after March 31, 2001, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Company adopted the provisions of this statement during 2001.

On June 30, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which change the rules for how companies must account for business combinations, goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting, thus eliminating the pooling-of-interest method of accounting for business combinations. SFAS No. 142 specifies new rules for accounting for goodwill and other intangible assets including cessation of amortization of goodwill in favor of annual impairment review. The Company is required to adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002. Management believes adoption of this new standard will have no effect on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," and the accounting and reporting provisions for the disposal of a business segment of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt the provisions of SFAS No. 144 on January 1, 2002. Management believes adoption of this new standard will have no effect on the financial position or results of operations of the Company.

NOTE 2. RESTRICTED CASH BALANCES

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, the Company maintains additional balances to compensate for clearing and other services. For the year ended December 31, 2001, the average daily balance maintained at the Federal Reserve was approximately $269,000.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES AVAILABLE-FOR-SALE

The amortized cost and fair value of securities available-for-sale at December 31, 2001 and 2000 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale - 2001:				
U.S. government and agency securities	$ 2,991,784	$ 72,328	$ -	$ 3,064,112
Mortgage-backed securities	16,813,040	97,011	(88,329)	16,821,722
State and municipal securities	-	-	-	-
	$ 19,804,824	$ 169,339	$ (88,329)	$ 19,885,834
Securities available-for-sale - 2000:				
U.S. government and agency securities	$ 4,970,801	$ 4,932	$ (4,671)	$ 4,971,062
Mortgage-backed securities	2,155,091	3	(10,214)	2,144,880
State and municipal securities	-	-	-	-
	$ 7,125,892	$ 4,935	$ (14,885)	$ 7,115,942

The Company realized no gains or losses from the sale of securities as no such transactions occurred during the year ended December 31, 2001 or during the period from February 28, 2000 (inception) through December 31, 2000. At December 31, 2001, approximately $19,563,000 of the Company's available for sale portfolio was pledged to secure public fund deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due in one year to five years	-	-
Due in five years to ten years	2,991,784	3,064,112
Due after ten years	-	-
Mortgage-backed securities	16,813,040	16,821,722
	$ 19,804,824	$ 19,885,834

NOTE 4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans at December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Commercial	$ 69,974,815	$ 11,624,649
Real estate - construction	37,573,173	-
Real estate - mortgage	21,125,097	199,892
Consumer, installment and other	5,766,557	582,567
	134,439,642	12,407,108
Allowance for loan losses	(1,832,000)	(162,378)
	$ 132,607,642	$ 12,244,730

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's recorded investments in impaired loans and related valuation allowance at December 31, 2001 are as follows:

	Recorded Investment	Valuation Allowance
Valuation allowance required	$ 250,000	$ 150,000
No valuation allowance required	-	-
Balance at end of period	$ 250,000	$ 150,000

The valuation allowance is included in the allowance for loan losses at December 31, 2001. During the fourth quarter of 2001, the Company placed an impaired loan on nonaccrual status and reversed approximately $5,000 of interest income which had been previously accrued during 2001. As a result, the Company did not recognize any interest income from impaired loans on either an accrual or cash basis during 2001. The average balance of this impaired loan for the year ended December 31, 2001 was not significant to the financial position of the Company. Management identified no impaired loans at or prior to December 31, 2000.

Changes in the allowance for loan losses for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 are as follows:

	2001	2000
Balance at beginning of period	$ 162,378	$ -
Charged-off loans	-	-
Recovery of previously charged-off loans	-	-
Provision for loan losses	1,669,622	162,378
Balance at end of period	$ 1,832,000	$ 162,378

At December 31, 2001, the Company has granted loans and other extensions of credit amounting to approximately $5,507,000 to certain directors, executive officers, and their related entities of which $3,008,000 had been drawn upon. At December 31, 2000, the Company had granted loans and other extensions of credit amounting to approximately $15,000 to certain directors, executive officers, and their related entities of which none had been drawn upon. The terms on these loans and extensions if drawn upon are substantially the same terms customary for other persons for the type of loan involved.

During 2001, the Company sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower's rate of interest. In accordance with generally accepted accounting principles, the Company has reflected a gain on the sale of these participated loans of approximately $191,000 which is attributable to the present value of the future cash flows of the difference between the interest payments the borrower is projected to pay the Company and the amount of interest that will be owed the correspondent based on their future participation in the loan. Additionally, the Company may repurchase the participation from the correspondent bank subject to certain terms and conditions noted in the participation agreement and provided the repurchase is in compliance with the Company's internal loan policies and other banking laws and regulations.

NOTE 5. PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

	Range of Useful Lives	2001	2000
Building and leasehold improvements	15 to 30 years	$ 1,637,068	$ 836,454
Furniture and equipment	3 to 15 years	2,217,455	1,743,220
		3,854,523	2,579,674
Accumulated depreciation		(436,060)	(55,179)
		$ 3,418,463	$ 2,524,495

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) through December 31, 2000 was approximately $381,000 and $55,000, respectively.

On March 16, 2000, the Company entered into an operating lease agreement for office space in an office building in Nashville, Tennessee for the site of the Bank's main office facility. The initial term of the main office lease is 10 years with monthly rent beginning in September 2000 of approximately $20,000. The lease agreement provides for two 5 year renewal periods subsequent to the initial lease term. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company paid approximately $246,000 and $82,000, respectively, pursuant to the terms of this lease.

On August 1, 2000, the Company entered into an operating lease agreement for a branch office location in Brentwood, Tennessee. The term of this branch lease ends on March 31, 2010 with an option to extend the lease an additional 10 years at the Company's option. The initial monthly rental is approximately $8,000. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company paid $94,000 and $39,000, respectively, pursuant to the terms of this lease.

On November 22, 2000, the Company entered into an operating lease for property on which its Green Hills branch was built. The initial term of the lease expires after 20 years and 8 months. The Company has the right to extend the term of the lease for two successive 10 year periods. Rent payments, which began in February 2001, were approximately $2,500 per month for the first eight months of the lease increasing to approximately $4,000 per month for the next twelve months with annual increases of 2.5% for subsequent years. For the year ended December 31, 2001, the Company paid $34,000 pursuant to the terms of this lease.

At December 31, 2001, the approximate future minimum lease payments due under the aforementioned operating leases for their initial term is as follows:

2002	$	389,000
2003		398,000
2004		408,000
2005		419,000
2006		429,000
Thereafter		2,352,000
	$	4,395,000

NOTE 6. DEPOSITS

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$	32,699,000
2003		19,900,000
2004		1,025,000
2005		57,000
2006		25,000
	$	53,706,000

Additionally, at December 31, 2001, approximately $48,556,000 of time deposits had been issued in denominations of $100,000 or greater.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. FEDERAL HOME LOAN BANK ADVANCES AND OTHER FUNDINGS

During 2001, the Bank became a member of the Federal Home Loan Bank of Cincinnati ("FHLB"). As a result, the Bank receives advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists the Bank in the funding of the Bank's home mortgage and commercial real estate loan portfolios. The Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral under the borrowing agreements with the FHLB. At December 31, 2001, the Bank had received advances from the FHLB totaling $8,500,000, at fixed interest rates of 2.84% to 3.42% per annum. The weighted average interest rate on advances outstanding at December 31, 2001 was 3.13%. All of these advances are scheduled to mature throughout 2003. Based on the collateral pledged to the FHLB, the Bank had additional capacity of approximately $4.5 million which it may use to secure additional advances, subject to FHLB requirements.

At December 31, 2001, the Bank has accommodations which allow the Bank to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to the term the Bank may acquire such funds during any 30-day or other time period. The total fundings available from these accommodations aggregate $18.5 million with no outstanding balances at December 31, 2001.

NOTE 8. INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 consists of the following:

	2001	2000
Current	$ -	$ -
Deferred	(1,210,184)	(854,985)
Change in valuation allowance	(854,985)	854,985
	$ (2,065,169)	$ -

The Company's income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 34% in 2001 and 2000 to income before income taxes. A reconciliation of the differences for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 is as follows:

	2001	2000
Income taxes at statutory rate	$ (1,088,624)	$ (766,764)
State tax benefit, net of federal tax effect	(126,793)	(89,305)
Other items	5,233	1,084
Change in valuation allowance	(854,985)	854,985
Income tax expense (benefit)	$ (2,065,169)	$ -

At December 31, 2001, the Company had a net deferred tax asset of approximately $2 million taxes included in other assets in the accompanying balance sheets at December 31, 2001. Most of this asset was attributable to net operating losses and other charges which can be carried forward to offset taxable income in future periods. Based on an evaluation of the Company's current operating results and future projections, during the fourth quarter of 2001, the Company determined that it was more likely than not that the Company would eventually realize the tax benefits of these operating losses and other charges. As a result, the Company eliminated the valuation allowance and recorded a deferred tax benefit of $2,065,000 in the Company's results of operations for the year ended December 31, 2001.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income taxes included in other assets in the accompanying balance sheets at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Loan loss reserves	$ 695,427	$ 61,639
Securities available for sale	-	3,483
Other accruals	230,066	7,592
Net operating loss carryforward	1,288,035	802,887
	2,213,528	875,601
Deferred tax liabilities:		
Depreciation and amortization	148,358	17,133
Securities available for sale	28,354	-
	176,712	17,133
	2,036,816	858,468
Less: valuation allowance	-	(854,985)
Net deferred benefit	$ 2,036,816	$ 3,483

At December 31, 2001, the Company has available net operating loss carryforwards of approximately $3,393,000 for Federal income tax purposes. If unused, the carryforwards will expire beginning in 2020.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company has entered into off-balance-sheet financial instruments that are not reflected in the financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the financial statements when funds are disbursed or the instruments become payable. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. A summary of the Company's commitments at December 31, 2001 is as follows:

Commitments to extend credit	$ 42,864,000
Standby letters of credit	5,195,000

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

In the normal course of business, the Company may become involved in various legal proceedings. As of December 31, 2001, the management of the Company is not aware of any such proceedings against the Company.

NOTE 10. COMMON STOCK

In August of 2000, the Company, through its underwriters, sold 1,875,000 common shares to the general public through an initial public offering at a price of $10 per share. The underwriters had the right to exercise an over-allotment option to purchase up to an additional 316,500 shares of common stock at $10.00 per share. Pursuant to the terms of

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the over-allotment option, the underwriters exercised their over-allotment option and purchased an additional 35,000 shares at $10 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18 million.

Concurrently with the initial public offering, three executives of the Company (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of the Company's Board of Directors and two other organizers of the Company (collectively, the Company's "Founders") purchased an aggregate of 406,000 shares of common stock during the offering, which represents approximately 21% of the initial public offering. The Founders were awarded common stock warrants which allow each individual the ability to purchase the common stock of the Company at $10 per share. Each person was given a warrant equal to one common share for every two shares purchased in connection with the initial public offering of the stock. As a group, 203,000 warrants were awarded. The warrants vest in one-third increments over a three-year period that began on August 18, 2000 and are exercisable until August 18, 2010. As of December 31, 2001, one third of the warrants for approximately 67,600 shares were exercisable.

During September 2001, the Company concluded a private placement of its common stock to certain accredited investors. Pursuant to the private placement, the Company received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share for its common stock. These shares were issued on October 26, 2001. The stock issued in connection with the private placement has not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements.

NOTE 11. SALARY DEFERRAL PLAN

The Company has a 401(k) retirement plan covering all employees which elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 15% of their salary with the Company matching 50% of the first 6% deferred in Company stock. The contribution expense associated with this plan for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 was approximately $92,000 and $22,000, respectively, and is included in the accompanying statements of operations in salaries and benefits expense.

NOTE 12. STOCK OPTION PLAN

The Company has a stock option plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. All of the options are intended to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Options under the plan vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years.

A summary of the plan at December 31, 2001 and 2000 and changes during the year ended December 31, 2001 and the period from February 28, 2000 (inception) to December 31, 2000 is as follows:

	Number	Weighted-Average Exercise Price
Outstanding at beginning of period	-	$ -
Granted	186,450	10.00
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2000	186,450	10.00
Granted	53,400	7.65
Exercised	-	-
Forfeited	(550)	9.14
Outstanding at December 31, 2001	239,300	$ 9.48

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about the Company's stock option plan at December 31, 2001. There were no exercisable options at December 31, 2000.

Grant date	Number of Shares Outstanding	Remaining Contractual Life in Years	Exercise Price	Number of Shares Exercisable
December, 2000	186,100	9.00	$ 10.00	37,220
March, 2001	50,300	9.25	7.64	-
November, 2001	2,900	10.00	7.75	-
	239,300	9.06	$ 9.48	37,220

The Company applies APB Opinion 25 and related interpretations in accounting for the stock option plan. All option grants carry exercise prices equal to or above the fair value of the common stock on the date of grant. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been adjusted to the pro forma amounts indicated below for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000:

		2001	2000
Net loss	As reported	$ (1,136,665)	$ (2,255,189)
	Pro forma	$ (1,198,369)	$ (2,257,727)
Basic and diluted net loss per common share	As reported	$ (0.57)	$ (2.79)
	Pro forma	$ (0.60)	$ (2.79)

For purposes of these calculations, the fair value of options granted for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2001	2000
Risk free interest rate	4.88%	5.19%
Expected life of the options	8.0 years	8.0 years
Expected dividend yield	0.00%	0.00%
Expected volatility	40.00%	40.00%
Weighted average fair value	$ 4.12	$ 2.07

On January 15, 2002, the Company granted options to purchase 124,500 common shares to its executive officers and employees at an exercise price of $9.92 per share. As stated previously, these options will vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years.

NOTE 13. EMPLOYMENT CONTRACTS

The Company has entered into three continuously automatic-renewing three-year employment agreements with three of its senior executives, the President and Chief Executive Officer, the Chairman of the Board and Chief Financial Services Officer and the Chief Administrative Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify initial annual salaries of $220,000, $220,000 and $160,000, respectively, and annual bonuses to be determined by the Board of Directors.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. RELATED PARTY TRANSACTIONS

A local public relations company, of which one of the Company's directors is a principal, provides various services for the Company. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 the Company incurred approximately $112,000 and $88,000, respectively, in expense for services rendered by this public relations company. Additionally, another director is a principal in a local insurance firm that serves as an agent in securing insurance in such areas as the Company's employee benefit plans, property and casualty insurance and other insurance policies.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001. Such amounts have not been revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

CASH, DUE FROM BANKS, AND FEDERAL FUNDS SOLD - The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

SECURITIES - Fair values for securities are based on available quoted market prices.

LOANS - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are equal to carrying values. For fixed rate loans that reprice within one year, fair values are equal to carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

DEPOSITS AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow models, using current market interest rates offered on certificates with similar remaining maturities.

ACCRUED INTEREST - The carrying amounts of accrued interest approximate their fair values.

OFF-BALANCE SHEET INSTRUMENTS - The fair values of the Company's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that the fair value of these instruments is not significant.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	Carrying Amount	Fair Value
Financial assets:		
Cash, due from banks, and Federal funds sold	$ 14,582,076	$ 14,582,076
Securities available for sale	19,885,834	19,885,834
Loans	134,439,642	136,587,922
Accrued interest receivable	583,906	583,906
Financial liabilities:		
Deposits and securities sold under agreements to repurchase	$ 147,916,744	$ 149,167,341
Accrued interest payable	535,795	535,795
	Notional Amount	
Off-balance sheet instruments:		
Commitments to extend credit	$ 42,864,000	$ -
Standby letters of credit	5,195,000	-

NOTE 16. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001, no dividends could be declared by the Bank without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001, the Company and the Bank meet all capital adequacy requirements to which they are subject.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. The Company and Bank's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001						
Total capital to risk weighted assets:						
Company	$18,188	11.2%	$12,971	8.0%	not applicable	
Bank	$17,402	10.7%	$12,971	8.0%	$16,214	10.0%
Tier I capital to risk weighted assets:						
Company	$16,356	10.1%	$6,486	4.0%	not applicable	
Bank	$15,570	9.6%	$6,486	4.0%	$9,729	6.0%
Tier I capital to average assets (*):						
Company	$16,356	11.6%	$5,649	4.0%	not applicable	
Bank	$15,570	11.0%	$5,649	4.0%	$7,062	5.0%
At December 31, 2000						
Total capital to risk weighted assets:						
Company	$15,933	59.4%	$2,145	8.0%	not applicable	
Bank	$15,757	58.8%	$2,145	8.0%	$2,681	10.0%
Tier I capital to risk weighted assets:						
Company	$15,771	58.8%	$1,072	4.0%	not applicable	
Bank	$15,594	58.2%	$1,072	4.0%	$1,608	6.0%
Tier I capital to average assets (*):						
Company	$15,771	82.5%	$ 772	4.0%	not applicable	
Bank	$15,594	81.6%	$ 772	4.0%	$ 965	5.0%

(*) Average assets for the above computation were computed using fourth quarter amounts.

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of operations, and cash flows of Pinnacle Financial Partners, Inc. as of and for the year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000:

CONDENSED BALANCE SHEETS

	2001	2000
Assets:		
Cash	$ 786,051	$ 176,526
Investment in subsidiary	17,440,808	15,594,339
Other asset	63,943	-
	$ 18,290,802	$ 15,770,865
Stockholders' equity	$ 18,290,802	$ 15,770,865

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF OPERATIONS

	2001	2000
Income:		
Interest income	$ 12,046	$ 187,206
Expenses:		
Salaries and employee benefits	-	104,181
Occupancy and equipment	-	43,419
Interest	-	34,598
Other	-	185,503
	-	367,701
Income (loss) before income taxes and equity in loss of subsidiary	12,046	(180,495)
Income tax benefit	(63,943)	-
Income (loss) before equity in loss of subsidiary	75,989	(180,495)
Equity in loss of subsidiary	(1,212,654)	(2,074,694)
Net loss	$ (1,136,665)	$ (2,255,189)

CONDENSED STATEMENTS OF CASH FLOWS

	2001	2000
Operating activities:		
Net loss	$ (1,136,665)	$ (2,255,189)
Adjustments to reconcile net loss to net cash used by operating activities:		
Deferred tax benefit	(63,943)	-
Equity in loss of Bank	1,212,654	2,074,694
Net cash provided (used) by operating activities	12,046	(180,495)
Investing activities:		
Investment in Bank	(3,000,000)	(17,675,500)
Net cash used in investing activities	(3,000,000)	(17,675,500)
Financing activities:		
Net proceeds from sale of common stock	3,597,479	18,211,200
Stock issuance costs	-	(178,679)
Net cash provided by financing activities	3,597,479	18,032,521
Net increase in cash	609,525	176,526
Cash, beginning of period	176,526	-
Cash, end of period	$ 786,051	$ 176,526

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. QUARTERLY FINANCIAL RESULTS (unaudited)

A summary of selected consolidated quarterly financial data for the year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000 follows:

(in thousands, except per share data)	First Quarter (*)	Second Quarter	Third Quarter	Fourth Quarter
2001				
Interest income $	797	$ 1,298	$ 1,762	$ 2,212
Net interest income	447	661	962	1,420
Provision for loan losses	363	362	298	647
Net loss before taxes	(1,282)	(935)	(651)	(334)
Net income (loss)	(1,282)	(935)	(651)	1,731
Basic and diluted net income (loss) per share $	*(0.67)*	*$ (0.49)*	*$ (0.34)*	*$ 0.79*
2000				
Interest income $	-	$ -	$ 116	$ 390
Net interest income (expense)	-	(6)	97	290
Provision for loan losses	-	-	-	162
Net loss before taxes	(87)	(298)	(483)	(1,387)
Net loss	(87)	(298)	(483)	(1,387)
Basic and diluted net loss per share $	*(87,098)*	*$ (297,531)*	*$ (0.62)*	*$ (0.73)*

(*) Results for First Quarter, 2000 are for the period from February 28, 2000 (inception) to March 31, 2000.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO PINNACLE FINANCIAL PARTNERS, INC.:

We have audited the accompanying consolidated balance sheets of PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY (a Tennessee corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) through December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Partners, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31 2001 and for the period from February 28, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Nashville, Tennessee
January 15, 2002

INVESTOR INFORMATION

The Company's common stock is traded on the over the counter market on the OTC Bulletin Board. The following table shows the high and low close information for the Company's common stock for the quarters since the Company's common stock was listed on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

	Bid Price Per Share	
	High	Low
2000:		
Third quarter	$ 10.00	$ 6.00
Fourth quarter	8.13	4.00
2001:		
First quarter	$ 8.00	$ 6.50
Second quarter	7.63	6.00
Third quarter	9.00	6.15
Fourth quarter	11.00	7.20

As of February 25, 2002, the Company had approximately 55 shareholders of record and approximately 725 beneficial owners. The Company has not paid any cash dividends since inception, and it will not be able to pay dividends until the Bank has attained profitability for a period of time.

On September 28, 2001, the Company concluded a private placement of its Common Stock to certain accredited investors pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended. In the private placement, the Company received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share for its common stock.

BOARD OF DIRECTORS

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gregory L. Burns
Chairman and Chief Executive Officer
O'Charley's Inc.

Colleen Conway-Welch
Dean of Nursing
Vanderbilt University

Clay T. Jackson
President
Cooper, Love & Jackson Insurance

John E. Maupin, Jr., DDS
President
Meharry Medical College

Robert E. McNeilly, Jr.
Retired Chairman of First American's Nashville Bank and President of First American Trust Company

Dale W. Polley
Retired President of First American National Bank and Vice Chairman of the First American Board

Linda E. Rebrovick
Senior Executive Vice President
KPMG Consulting

James L. Shaub II
President and Chief Executive Officer
Southeast Waffles, LLC

Reese L. Smith III
President
Haury & Smith Contractors, Inc.

ADDITIONAL FOUNDERS

John W. Eakin, Jr.
President
Eakin Properties, LLC

David B. Ingram
Chairman and President
Ingram Entertainment, Inc.

Hugh M. Queener
Executive Vice President and Chief Administrative Officer
Pinnacle Financial Partners, Inc.

LEADERSHIP TEAM

M. Terry Turner
President and Chief Executive Officer

Robert A. McCabe, Jr.
Chairman

Hugh M. Queener
Executive Vice President and Chief Administrative Officer

James E. White
Executive Vice President and Chief Lending Officer

P. Barry Moody
Executive Vice President and Manager, Pinnacle Asset Management

Joanne Jackson
Executive Vice President and Manager, Client Services Group

Harold R. Carpenter
Senior Vice President and Chief Financial Officer

LOCATIONS

Corporate Main Office:
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Nashville Locations:
Pinnacle National Bank
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Pinnacle National Bank
2703 Crestmoor Drive
Nashville, Tennessee 37212
(615) 743-3500

Pinnacle National Bank
Loan Production Office
1000 Northchase Boulevard
Suite 101-B
Goodlettesville, TN 37072

Williamson County Location:
Pinnacle National Bank
7029 Church Street East
Brentwood, Tennessee 37027
(615) 744-5100

GENERAL COUNSEL

Bass, Berry & Sims
Nashville, Tennessee

INDEPENDENT ACCOUNTANTS

Arthur Andersen LLP
Nashville, Tennessee

SHAREHOLDER SERVICES

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016-3572

INVESTOR RELATIONS

Shareholders and others seeking a copy of the Company's public filings should contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 16, 2002. The meeting will be held in the BellSouth Ampitheater, 333 Commerce Street, Nashville, Tennessee. Further information regarding this meeting can be found in the Company's proxy statement for the 2002 Annual Meeting.

STOCK LISTING

The common stock of Pinnacle Financial Partners, Inc. is traded in the over the counter market on the OTC Bulletin Board under the trading symbol "PNFP."

"FRIENDS OF PINNACLE" ANNOUNCEMENTS

The Company maintains an e-mail listing so that important financial news and insights as well as news about Pinnacle can be distributed quickly and efficiently. If you would like to be added to our "Friends of Pinnacle" distribution listing, please call us at (615)744-3700, or log on to www.mypinnacle.com and complete the "Contact Us" form.

Pinnacle[SM]
FINANCIAL PARTNERS

Pinnacle Financial Partners, Inc.
Commerce Center
211 Commerce Street
Nashville, TN 37201
(615)744-3700
www.mypinnacle.com